[ISRAEL GROWTH PARTNERS ACQUISITION CORP LETTERHEAD]

February 1, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. Dave Walz

Re: Israel Growth Partners Acquisition Corp. Item 4.01 Form 8-K Filed December 6, 2006 File No. 051980

Dear Mr. Walz:

        In connection with comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K (File number: 051980) set forth in the Staff’s letter of December 15, 2006 and the Company’s response thereto which is contained in a current report on Form 8-K/A filed as of the date hereof (the “Filing”) we hereby acknowledge that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
—	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you very much for your courtesy in this matter.

Very truly yours, /s/ Dror Gad —————————————— Dror Gad Executive Vice President and Chief Financial Officer